Exhibit 99.3
VIATEL HOLDING (BERMUDA) LIMITED
(the “Company”)
ANNUAL GENERAL MEETING OF SHAREHOLDERS
Wednesday, December 5, 2007
11.00 am
(Bermuda time)
APPPLEBY
Canon’s Court
22 Victoria Street
Hamilton HM12, Bermuda

Viatel Holding (Bermuda) Limited
Canon’s Court
22 Victoria Street
Hamilton HM12, Bermuda	proxy
This proxy is solicited by the Board of Directors for use at the Annual General Meeting of the Company for the year 2007 on Wednesday, December 5, 2007 or at any adjournment thereof.
I/We, HEREBY APPOINT                      , or failing whom the chairman of the Annual General Meeting (the “Chairman”), as my/our proxy to represent me/us and to vote on my/our behalf at the Annual General Meeting of the Company to be held on Wednesday, December 5, 2007 and at any adjournment thereof and to vote for me/us as indicated in the boxes below.
In the absence of instructions, the proxy may vote or abstain from voting as he or she thinks fit on the resolutions below (the “Specified Resolutions”).
Should any resolution or other business, other than the Specified Resolutions, be proposed at the Annual General Meeting by the Chairman (including any motion to adjourn the Annual General Meeting or any amendments to the Specified Resolutions), the proxy may vote thereon as he or she thinks fit.
Please complete using ink and indicate your vote with an “x” in the space provided.
PLEASE DATE, SIGN AND MAIL OR FAX AT ONCE.
See reverse for voting instructions.

VOTE BY MAIL OR FAX
This form of proxy must be delivered by mail to Proxy Services, Continental Stock Transfer & Trust Co., 8th Floor, 17 Battery Place, New York, NY 10004 in the pre-addressed envelope attached, or by fax to Proxy Services, Continental Stock Transfer & Trust Co. (fax number +1 212 509 5152) no later than 11.00 am (Bermuda local time) on Tuesday, December 4, 2007.
The Board of Directors Recommends a Vote FOR Items 1, 2, 3, 4, 5, 6, 7, 8, and 9

Resolution 1	For	Against	Abstain

The Auditors Report and Financial Statements for the year ended 31 December 2006 be and are hereby received.	☐	☐	☐

Resolution 2	For	Against	Abstain

Messrs Deloitte and Touche (London) be and are hereby appointed as auditors to the Company, to hold office until the close of the next Annual General Meeting of the Company.	☐	☐	☐

Resolution 3	For	Against	Abstain

The Board of Directors be and are hereby authorised to determine the remuneration of the auditors to the Company.	☐	☐	☐

Resolution 4	For	Against	Abstain

S. Dennis Belcher be and is hereby elected as a director of the Company to serve as such until the next Annual General Meeting or until his successor is appointed in accordance with the Company’s Bye-Laws.	☐	☐	☐

Resolution 5	For	Against	Abstain

Didier Delepine be and is hereby elected as a director of the Company to serve as such until the next Annual General Meeting or until his successor is appointed in accordance with the Company’s Bye-Laws.	☐	☐	☐

Resolution 6	For	Against	Abstain

Thomas Doster be and is hereby elected as a director of the Company to serve as such until the next Annual General Meeting or until his successor is appointed in accordance with the Company’s Bye-Laws.	☐	☐	☐

Resolution 7	For	Against	Abstain

Leslie Goodman be and is hereby elected as a director of the Company to serve as such until the next Annual General Meeting or until his successor is appointed in accordance with the Company’s Bye-Laws.	☐	☐	☐

Resolution 8	For	Against	Abstain

Kevin Power be and is hereby elected as a director of the Company to serve as such until the next Annual General Meeting or until his successor is appointed in accordance with the Company’s Bye-Laws.	☐	☐	☐

Resolution 9	For	Against	Abstain

Lucy Woods be and is hereby elected as a director of the Company to serve as such until the next Annual General Meeting or until her successor is appointed in accordance with the Company’s Bye-Laws.	☐	☐	☐

Address Change? Mark Box	☐	Indicate changes below:	Dated the	day of	2007

Signature(s) in Box

NOTE: If signing as attorney, executor, administrator, trustee, guardian or the like, please give your full title as such. If signing for a corporation, please give your title.